EXHIBIT 21.1

SIGNIFICANT SUBSIDIARIES OF DOMINO’S PIZZA, INC.

Domino’s, Inc.	Delaware
Domino’s Pizza LLC	Michigan
Domino’s Franchise Holding Co.	Michigan
Domino’s Pizza PMC, Inc.	Michigan
Domino’s Pizza International, Inc.	Delaware
Domino’s Pizza International Payroll Services, Inc.	Florida
Domino’s Pizza NS Co.	Canada
Domino’s Pizza of France S.A.S.	France
Dutch Pizza Beheer B.V.	Netherlands